UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2004

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
333-32170	PNM Resources, Inc. (A New Mexico Corporation) Alvarado Square Albuquerque, New Mexico 87158 (505) 241-2700	85-0468296

 PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

 PNM Resources, Inc.
(Name of issuer)

Alvarado Square
Albuquerque, New Mexico 87158
(Address of issuer's principal executive office)

CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2004	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE:

Schedule H: Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2004	10

Signature	12

EXHIBITS

Exhibit 23.1 Consent of Deloitte & Touche LLP

Exhibit 23.2 Consent of Grant Thornton LLP

ii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
PNM Resources, Inc. Retirement Savings Plan
Albuquerque, New Mexico

We have audited the accompanying statement of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
PNM Resources, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements and the schedule referred to below are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the December 31, 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the December 31, 2003 basic financial statements, taken as a whole.

/s/ Grant Thornton LLP

Albuquerque, New Mexico
June 4, 2004

PNM Resources, Inc.
Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2004	2003

Investments, at fair value:
Shares of registered investment companies	$ 226,382,520	$ 191,204,192
Shares of common/collective trusts	13,281,411	9,162,812
PNM Resources, Inc. Common Stock Fund	8,501,029	6,061,509
Participant loans	6,226,600	5,664,305

Total investments	254,391,560	212,092,818

Receivables:
Employer contributions	843,563	582,257
Participant contributions	560,732	437,245

Total receivables	1,404,295	1,019,502

Net assets available for benefits	$ 255,795,855	$ 213,112,320

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Additions to net assets:
Investment income:
Interest and dividend income	$ 6,646,284
Net appreciation in fair value of investments	19,803,101

Total income	26,449,385

Contributions:
Participants' contributions	14,274,124
Employer's contributions	15,100,736

Total contributions	29,374,860

Total additions	55,824,245

Deductions from net assets:
Benefits paid to participants	13,084,111
Administrative expenses	56,599

Total deductions	13,140,710

Net increase in net assets available for benefits	42,683,535

Net assets available for benefits, beginning of year	213,112,320

Net assets available for benefits, end of year	$ 255,795,855

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 - Plan Description

The following description of the PNM Resources, Inc. (the "Company") Retirement Savings Plan (the "Plan") is provided for general information purposes only.  More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan covering all employees of the Company who meet the eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was amended and restated on May 18, 2001 to allow participants to direct their respective contributions into Company stock.  Previous amendments effective on or before January 1, 1998, provided for the following: immediate participation in the Plan by all employees upon employment; employees must complete one year of employment in order to receive a Company contribution; Company matching contributions of 75% of participant's contributions up to 6% of their eligible compensation (maximum contribution of 4.5%); an additional Company contribution of 3% of participant's eligible compensation, regardless of other Company matching contributions; immediate vesting in employee and employer contributions; addition of loan and hardship withdrawal features; portable benefits; expanded fund investment options; the sharing of Plan funding by the Company and employee and investment risk and/or benefit are with the employee.  On April 7, 2003, the Plan changed its name from PNM Resources, Inc. Master Employee Savings Plan and Trust to PNM Resources, Inc. Retirement Savings Plan.  Effective January 1, 2004, the Company's non-elective contribution rate changed from 3% to a graduated rate based on age as follows:

Under 40 years of age	3%
40-44 years of age	5%
45-49 years of age	6%
50-54 years of age	8%
55 years of age or older	10%

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, including any Company match, and the rate of return on the investments (risk and benefit).  Should an employee not participate in the matching contributions, a retirement benefit will be provided by the graduated rate based on age of 3% to 10% non-matching contribution made by the Company.  Should an employee take full advantage of the matching portions by contributing the 6%, a retirement benefit ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

Contributions and Vesting

Eligible employees can contribute an amount up to 100%, but not less than 1%, of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code ("IRC") and the nature of the participant contribution.  Participants are fully vested in their contributions and earnings (losses) thereon.  See "General" above for a description of participants' vesting in Company contributions.  There were no forfeitures during the Plan year.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004 and 2003

NOTE 1 - Plan Description (continued)

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $5,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contribution, the Company's contribution and the participant's share of the Plan's income and expenses.  Allocations are based on participant account balances, as defined in the Plan document.

Investment Options

Participants are able to allocate their contributions among various investment options.

Participants are able to allocate their contributions among various investment options.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance.  Loan terms range from 1-5 years.  Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by a committee established to administer the Plan (the "Committee").  All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly.  The loans are secured by 50% of the balance in the participant's account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee.  Interest rates on outstanding loans at December 31, 2004 range from 5.62% to 9.75% and have maturity dates that range from January, 2005 to December, 2014.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Income Recognition

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004 and 2003

NOTE 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments of the Plan are stated at fair value.  Securities traded in public markets are valued at their quoted market prices.  Participant loans are valued at cost, which approximates fair value.  Registered investment company funds and common/collective trust funds are stated at fair values obtained from fund managers.  Purchases and sales of securities are reflected on a trade-date basis.

Risks and Uncertainties

Investments are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

The Vanguard International Growth Fund invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in companies in the United States.  These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable companies in the United States.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.  Participant fees and administrative fees amounted to $56,599 during the year ended December 31, 2004.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004 and 2003

NOTE 3 - Investments

The fair value of individual investments as of December 31, 2004 and 2003, that represent five percent or more of the Plan's net assets at the respective year-end dates are as follows:

2004
Vanguard PRIMECAP Fund	$ 32,914,378
Vanguard Wellington Fund	30,841,020
Vanguard 500 Index Fund	26,485,114
Vanguard Treasury Money Market Fund	22,497,117
Vanguard Windsor Fund	21,056,996
Vanguard Windsor II Fund Investor Shares	14,145,862
Vanguard Strategic Equity Fund	13,529,520
Vanguard Retirement Savings Trust	13,281,411

2003
Vanguard Wellington Fund	$ 26,812,965
Vanguard PRIMECAP Fund	26,424,322
Vanguard 500 Index Fund	22,536,160
Vanguard Treasury Money Market Fund	22,474,910
Vanguard Windsor Fund	22,257,180

During 2004, the Plan's investments appreciated and (depreciated) in fair value as follows:

2004

Registered investment companies	$ 17,649,610
PNM Resources, Inc. Common Stock Fund	2,153,491

$ 19,803,101

The net appreciation in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

NOTE 4 - Tax Status

The Plan obtained its latest determination letter on April 19, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

PNM Resources, Inc.
Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004 and 2003

NOTE 5 - Party-In-Interest Transactions

The Plan presently holds shares of the Company's stock.  The Plan was amended on May 18, 2001 to allow participants to invest their accounts in the PNM Resources, Inc. Common Stock Fund.  In addition, certain Plan investments are shares of funds managed by Vanguard Group.  Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard Group, is the Trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions.

NOTE 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

PNM Resources, Inc.
Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Identity of Issue		Description of Investment	Cost	Current Value

	Vanguard Group:
*	Vanguard PRIMECAP Fund	Registered investment company	**	$ 32,914,377
*	Vanguard Wellington Fund	Registered investment company	**	30,841,020
*	Vanguard 500 Index Fund	Registered investment company	**	26,485,114
*	Vanguard Treasury Money Market Fund	Registered investment company	**	22,497,117
*	Vanguard Windsor Fund	Registered investment company	**	21,056,996
*	Vanguard Windsor II Fund	Registered investment company	**	14,145,862
*	Vanguard Strategic Equity Fund	Registered investment company	**	13,529,520
*	Vanguard U.S. Growth Fund	Registered investment company	**	10,598,962
*	Vanguard Long-Term Treasury Fund	Registered investment company	**	9,580,701
*	Vanguard International Growth Fund	Registered investment company	**	8,832,251
*	Vanguard LifeStrategy Growth Fund	Registered investment company	**	5,821,307
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company	**	4,731,777
*	Vanguard Asset Allocation Fund	Registered investment company	**	4,453,649
*	Vanguard Short-Term Corporate Fund	Registered investment company	**	4,439,663
*	Vanguard LifeStrategy Income Fund	Registered investment company	**	2,155,448
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company	**	1,853,724
*	Vanguard Prime Money Market Fund	Registered investment company	**	1,008,747
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	13,281,411
	PIMCO Funds: Total Return Fund; Administrative	Registered investment company	**	4,307,292
	PIMCO StocksPLUS Fund- Admin Class	Registered investment company	**	1,828,927
	Baron Growth Fund	Registered investment company	**	4,497,084
	American Funds Growth Fund	Registered investment company	**	802,982
*	Participant Loans	5.62% - 9.75%, maturing 1/2005 to 12/2014	**	6,226,600
*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	8,501,029

	Total investments			$ 254,391,560

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibits Number:

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                 PNM RESOURCES, INC.
                                     Retirement Savings Plan
                                                (Name of Plan)

Date: June 22, 2005	By:	/s/Alice Cobb
Alice Cobb
Committee Chairperson, PNM Resources, Inc.
Benefits Governance Committee